

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 19, 2008

Mr. Michael J. Pawelek
President and Chief Executive Officer
Sonterra Resources, Inc.
300 East Sonterra Blvd., Suite 1220
San Antonio, TX   78258

> **Re: Sonterra Resources, Inc.**
> **Form 8-K/A1**
> **Filed May 16, 2008**
> **File No. 000-29463**

Dear Mr. Pawelek:

We have completed our review of your Form 8-K/A1 and related filings, and have no further comments at this time.

Sincerely,

Donald F. Delaney
Senior Staff Accountant